Exhibit 99.1

Company Contact: Qiao Xing Mobile Communication Co., Ltd. Lucy Wang, Vice President Tel: +86 (10) 5731-5638 E-mail: wangjinglu@cectelecom.com

USA IR Agency Contacts:

CCG Investor Relations

Ms. Mabel Zhang, Associate Partner

+1 (310) 954-1383

E-mail: mabel.zhang@ccgir.com

Mr. John Harmon, Sr. Account Manager

+86 (10) 6561 6886 ext. 807

E-mail: john.harmon@ccgir.com

Website: www.ccgirasia.com

For Immediate Release:

Qiao Xing Universal Resources Announces Change of Independent Auditor

HUIZHOU, China, January 19, 2012 – Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”), a leading company in the molybdenum mining business as well as a company with substantial assets in the resources industry, today announced the appointment of Crowe Horwath (HK) CPA Limited as its independent registered public accounting firm. The Company’s prior auditor was Crowe Horwath LLP. The engagement of Crowe Horwath (HK) CPA Limited was approved by the Company’s Board on December 12, 2011 and by shareholders at the Company’s Annual General Meeting on December 30, 2011.

There were no disagreements between Crowe Horwath LLP and the Company during the term of their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe Horwath LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the Company’s financial statements.

ABOUT CROWE HORWATH (HK) CPA LIMITED

Crowe Horwath (HK) CPA Limited, formed in 2009, is a full-service CPA member firm of Crowe Horwath International based in Hong Kong. The company provides a comprehensive range of professional services including audit, tax and advisory services to clients in the Greater China region. It has over 20 directors, 300 professional and supporting staff as well as a strong technical team. All of its members are dedicated to serve their clients and attend to their professional needs.

ABOUT QIAO XING UNIVERSAL RESOURCES INC.

Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with substantial assets in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.

XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.

XING is well positioned to optimize the operation of its mining business as well to increase its presence in the resources industry in 2011 and beyond. XING will continue to seek opportunities to acquire future high potential mining assets. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding our ability to optimize the operation of our mining business, our ability to increase our presence in the resources industry, opportunities to acquire future mining assets and opportunities to divest our remaining mobile-phone business. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on estimates, assumptions and uncertainties. Actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. We do not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of January 19, 2012.

###